Filed pursuant to Rule 253(g)(2)

File No. 024-12394

SUPPLEMENT DATED DECEMBER 16, 2025

OFFERING CIRCULAR DATED MARCH 4, 2025

FANBASE SOCIAL MEDIA, INC.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated March 4, 2025 of Fanbase Social Media, Inc. (the “Company”) as supplemented on October 30, 2025. The Offering Circular and supplement available HERE and HERE.

More recent financial information about the Company is available on its semiannual report on Form 1-SA for the six month period ended June 30, 2025 found HERE and its annual report on Form 1-K for the fiscal year ended December 31, 2024 found HERE, and supplements the information contained in the Offering Circular.

Termination of Fanbase Social Media, Inc.’s Regulation A Offering

For business reasons, the Company is extending the termination date for the offering for its Class B Non-Voting Common Stock described in the Offering Circular. No further subscriptions will be accepted for the current offering after January 21, 2026 at 11:59 PM PST (the “Termination Date”). Subscriptions in the offering will be accepted up to that date and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Datef, in its sole discretion.